EXHIBIT 99.1

Himax Reiterates Second Quarter Guidance and Announces Share Buyback

TAINAN, Taiwan, June 20, 2011 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX) today reiterated its second quarter guidance and announced a $25 million share buyback program. Himax Board of Directors today approved a share buyback program that authorizes the Company to repurchase up to $25 million of the Company's American Depository Shares ("ADSs") in the open market or through privately negotiated transactions. The program does not obligate Himax to acquire any particular amount of ADSs and may be modified or suspended at any time at the Company's sole discretion.

Jordan Wu, President and Chief Executive Officer of Himax, commented, "As of today, we expect our second quarter revenues to go up 10% to 15%, in line with the guidance we previously provided in our last earnings call on May 9, 2011. While we reiterate the second quarter guidance, the actual results remain subject to market changes and other future events that may occur before the quarter end."

Mr. Wu continued, "We remain firmly confident in our long-term business outlook. Our ADSs are undervalued, currently trading below book value of approximately US$2.3 per ADS as of May 31, 2011. We believe a share buyback program demonstrates the strong commitment from the Board and the management team to enhance shareholder value."

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as tablet PCs, netbook computers, digital cameras, mobile gaming devices, portable DVD players, digital photo frame and car navigation displays. In addition, the Company is expanding its product offerings to include timing controllers, touch controller ICs, LCD TV and monitor chipset solutions, LCOS projector solutions, power management ICs, CMOS image sensors, infinitely color technology and 2D to 3D conversion solutions. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Fuqing, Beijing, Shanghai, Suzhou and Shenzhen, China; Yokohama and Matsusaka, Japan; Cheonan-si, Chungcheongnam-do, South Korea; and Irvine, California, USA.

Forward-Looking Statements:

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; the uncertainty of success in our Taiwan listing plan which is still under review by Taiwan regulatory authorities and subject to change due to, among other things, changes in either Taiwan or US authorities' policies and Taiwan regulatory authorities' acceptance of the Company's Taiwan listing application and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2010 filed with the SEC on May 20, 2011, as may be amended.

CONTACT:  Jessie Wang / Jessica Huang
          Investor Relations
          Himax Technologies, Inc.
          +886-2-2370-3999 Ext. 22618 / 22513
          jessie_wang@himax.com.tw
          jessica_huang@himax.com.tw

          In the U.S.
          Joseph Villalta
          The Ruth Group
          +1-646-536-7003
          jvillalta@theruthgroup.com